                                 PracticeWorks
                             integrated solutions



                               October 19, 2000


VIA TELECOPIER AND EDGAR
------------------------
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Andrew J. Brady

Re:     Application for Withdrawal of Registration
        Statement on Form 10 (No. 1-16079) filed on
        August 22, 2000

Ladies and Gentlemen:

         PracticeWorks, a Delaware corporation (the "Registrant"), hereby makes this application to withdraw the Registration Statement on Form 10, File
No. 1-16079, filed by the Registrant with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, together with all exhibits thereto (the "Registration Statement"). The Commission has not declared the Registration Statement effective. The Registrant's grounds for withdrawing the Registration Statement are to prevent the Registration Statement from automatically becoming effective by lapse of time within 60 days of the date originally filed pursuant to Section 12(g)(1) of the Exchange Act before the Registrant has had adequate opportunity to clear all outstanding comments on the Registration Statement with the Commission.
The Registrant intends to file a new registration statement that addresses all of the Staff's comments as soon as practicable.

         The undersigned, on behalf of the Registrant, respectfully requests the Commission to grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

                                             Very truly yours,

                                             PracticeWorks, Inc.


                                             By: /s/ James A. Cochran
                                                 --------------------
                                                 James A. Cochran
                                                 Chief Financial Officer



1765 The Exchange-Suite 200-Atlanta, GA 30339-(770) 850-5006-Fax (770) 850-5011